Exhibit (d)(3)(iv)

PROFUNDS

MONEY MARKET FUND MINIMUM YIELD AGREEMENT

This Agreement is made as of May 1, 2009, by and among each of ProFunds, a Delaware statutory trust (the “Trust”), on behalf of Money Market ProFund and ProFund VP Money Market (each a “Fund” and, collectively, the “Funds”), and ProFund Advisors LLC, a Maryland limited liability company (“Adviser”).

WHEREAS, Adviser has entered into certain investment advisory and management services agreements with the Trust, pursuant to which Adviser provides investment advisory and management services to each Fund, and for which it is compensated based on the average daily net assets of each Fund;

WHEREAS, Adviser currently and/or may in the future contractually waive fees and/or reimburse expenses as necessary to prevent the expense ratio of certain Funds from exceeding certain amounts (excluding brokerage costs, interest, taxes, dividends (including dividend expenses on securities sold short), litigation, indemnification, and extraordinary expenses (as determined under generally accepted accounting principles)) of such Funds (for each Fund, the “OER Limit”); and

WHEREAS, Adviser may further reduce all or a portion of their fees and/or reimburse expenses of one or more Funds (to the extent permitted by the Internal Revenue Code of 1986, as amended) to the extent necessary to maintain a certain minimum net yield(s) for each such Fund or one or more of its share classes (each, a “Class”), as determined by Adviser with respect to that Fund or Class (the “Minimum Yield”);

NOW THEREFORE, the parties hereto agree as follows:

1.	Adviser Recoupment of Fees and Expenses. The Adviser may recoup the dollar amount of any fee waivers and/or expense reimbursements made during the Minimum Yield Limit Period (as defined below) to maintain a Minimum Yield, borne in excess of waivers that are necessary to maintain any OER Limit in effect at the time of such waivers or expense reimbursements, provided that: (a) the Advisor may not recoup any such fee waivers and/or expense reimbursements more than three years after the end of the Minimum Yield Limit Period of the Fund in which the fee waivers and/or expense reimbursement were borne by Adviser; (b) the Adviser may not recoup amounts to the extent such payments would cause the Fund’s or a Class’s net yield(s) to fall below the highest previously determined Minimum Yield; and (c) such recoupment would not be subject to the OER Limit in effect at the time of such recoupment. The Board of Trustees of ProFunds shall review quarterly any recouped amounts paid to the Adviser with respect to any Fund or Class in such quarter to confirm compliance with the conditions stated above. Amounts recouped hereunder shall be allocated to the Classes consistent with the nature of the prior waivers or expense reimbursements were made. Accordingly, prior Fund level waivers or expense reimbursements shall be recouped as Fund level expenses, whereas prior Class specific waivers or reimbursements shall be recouped as a Class specific expense.

2.	Duration. This Agreement shall be effective May 1, 2009 through April 30, 2010 (“Minimum Yield Limit Period”), and shall be renewable at the end of this one-year period for an additional one-year period upon the written agreement of the parties hereto. The expiration of this Agreement will not affect the ability of the Adviser to recoup fee waivers and/or expense reimbursements made during the term of this Agreement, in accordance with the terms hereof. Any renewal of this Agreement will not extend the ability of the Adviser to recoup amounts made during the term of this Agreement beyond the three-year recoupment period described above.

3.	Payment. Amounts owing hereunder that accrue in a given month shall be payable at the end of such month, or in accordance with the customary payment practices of each Fund or Class.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of date first above written.

PROFUNDS

/s/ Louis M. Mayberg
By:	Louis M. Mayberg
President

PROFUND ADVISORS LLC

/s/ Michael L. Sapir
By:	Michael L. Sapir
Chief Executive Officer